Exhibit 3.1
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
TASTY BAKING COMPANY
(Business-Stock 15 Pa.C.S. §1306)
1.	The name of the corporation is: Tasty Baking Company.

2.	The name of its commercial registered office provider and the county of venue is: c/o Corporation Service Company, Dauphin County.

3.	The corporation is incorporated under the provisions of the Business Corporation Law of 1988.

4.	The aggregate number of shares authorized: 1,000 shares common stock, $.01 par value.